February 10, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

Re:	Pacific Coast Energy Company LP
Pacific Coast Oil Trust
Registration Statement on Form S-1
File No. 333-178928 and 333-178928-01
Filed January 6, 2012

Ladies and Gentlemen:

Set forth below are the responses of Pacific Coast Energy Company LP, a Delaware limited partnership (“PCEC”), and Pacific Coast Oil Trust (the “Trust” and, together with PCEC, the “Registrants”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2012 with respect to the above-referenced Registration Statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.

Form S-1 Submitted on January 6, 2012

General

1.	In an amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure with each amendment. Please allow us sufficient time to review such information.

Response: The Registrants acknowledge the Staff’s comment and will fill in all blanks, other than the information permitted to be omitted under Rule 430A, in a subsequent amendment to the Registration Statement.

2.	To the extent that comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments. Be sure to address each point raised by each numbered comment. Moreover, your response letter should include page number references keying each response to the page(s) in the precisely marked version of the amended filing where the responsive disclosure to each numbered comment or bullet point can be found. This will expedite our review.

Response: The Registrants acknowledge the Staff’s comment and have made appropriate corresponding changes to all disclosure to which a comment relates and have provided page references to the marked version of Amendment No. 1.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments.

Response: The Registrants will supplementally provide the Staff with copies of any graphical materials or artwork that they intend to use in the prospectus.

4.	Please file all omitted exhibits, including opinions of counsel, as soon as practicable. You will need to allow time to respond to any comments that result from our review of the exhibits once they are filed.

Response: The Registrants acknowledge the Staff’s comment and will provide the Staff with all previously omitted exhibits, including the opinions of counsel, as soon as practicable.

5.	Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

Response: The Registrants acknowledge the Staff’s comment and will ensure that the Staff receives proper notification from FINRA.

6.	Please review and revise your filing wherever necessary to be consistent with the disclosure guidelines set forth in Securities Act Release 33-6900 on Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests as well as Industry Guide 5. Refer generally to Item 901(b) of Regulation S-K and Section III.D of Securities Act Release No. 33-6922 for the definition of “partnership” that encompasses “finite-life entities.” For example, please provide the cover page disclosure set forth in Section II.A.3.a of Release 33-6900 and the information required by Section 1.D. of Industry Guide 5.

Response: The Registrants acknowledge the Staff’s comment. As discussed below, the Registrants respectfully submit that the Trust is not a “finite-life” entity and that the disclosures called for by Industry Guide 5 and Securities Act Release No. 33-6900 (the “Release”) are not applicable to the offering.

However, in response to the Staff’s comment, the Registrants have revised the cover page of the prospectus to include the disclosure called for by Section 1.D of Industry Guide 5 and Section II.A.3.a of the Release (that is, a bullet list of the most significant risk factors). In addition, assuming arguendo that Industry Guide 5 and the Release do apply to the Trust and the offering, the Registrants believe the prospectus contains disclosures appropriately responsive to those items of Industry Guide 5 and the Release that are specifically applicable to the Trust and the offering.

More specifically, the Registrants wish to note the following regarding the issue of whether the Trust is a “finite-life” entity, and, consequently, whether the disclosures called for by Industry Guide 5 and the Release are applicable to the offering:

•

The Registrants believe that the Trust is not a “finite-life” entity as defined in Item 901(b) of Regulation S-K, as the Staff’s comment suggests. The definition in Item 901(b) refers to an entity that “operates as a conduit vehicle for investors to participate in the ownership of assets for a limited period of time.” The Trust is perpetual in duration, as opposed to other royalty trusts that are formed with a 20 year duration, for example. While the remaining productive life of the Trust’s assets are not known, the Trust is established such that its unit holders will continue to receive distributions for so long as production remains above a de minimis threshold.

•

Furthermore, the definition in Item 901(b) refers to an entity that “has a policy or purpose [of] distributing to investors proceeds from the sale, financing or refinancing of assets or cash from operations, rather than investing such proceeds or cash in the business” (emphasis added). The terms used in this definition (“cash from operations” and “investing . . . in the business”) reflect an assumption that the entity in question has a business or operations that it actively manages. In the context of a traditional real estate limited partnership, these terms make sense because the entity owns assets that comprise an active business, and the business and operations owned by the entity are actively managed by a general partner. By contrast, the Trust is a passive entity that merely holds net profits interests and receives and distributes the cash proceeds attributable to such net profits interests. The Trust has no “business” and conducts no “operations” in any meaningful sense of those terms. Further, there is no counterpart to the general partner in the typical real estate partnership, because there is no “business” or “operations” to manage in the context of the Trust. Because the Trust has no independent operations, makes no investments or acquisitions, and conducts no operations other than receiving and distributing cash proceeds, the Registrants do not believe the Trust fits within the contours of the “finite-life” entity definition in Item 901(b) of Regulation S-K.

•

Much of the disclosure guidance in the Release is aimed at roll-up transactions. However, in the view of the Registrants, none of the transactions effected or to be effected in connection with the formation of the Trust or the conveyance of the net profits interests individually or collectively fall within the definition of a roll-up transaction. The Registrants note that Item 901(c)(1) of Regulation S-K generally defines a roll-up transaction as “a transaction involving the combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any such partnership will receive new securities, or securities in another entity.” Because there is no roll-up transaction taking place, the Registrants do not believe any of the guidance in the Release with respect to roll-up transactions is applicable to the offering.

•

Because the disclosure requirements of Industry Guide 5 and the guidance set forth in the Release are aimed primarily at securities offerings by real estate partnerships, many of the disclosure requirements are not applicable to an offering of units representing beneficial interests in the Trust, because they are aimed at issues and characteristics that are not present given the Trust’s structure. For example, the Trust has no general partner, and the trustee plays a much more passive role than that played by the general partner in a real estate partnership. In addition, the Trust has no active operations or business, the Trust makes no investments or acquisitions, and there are no ongoing transactions between the Trust and PCEC except for the payment of the operating and services fee by the Trust to PCEC as described in the Registration Statement. For these reasons, many of the specific disclosure items in Industry Guide 5 and the Release are simply not applicable to the Trust.

•

Based on the Registrants’ review of registration statements filed recently for initial public offerings by royalty trusts, it does not appear that royalty trusts have sought, as a general matter, to comply with the requirements set forth in Industry Guide 5 or the Release.

•

Even if the Registrants were to concur in the Staff’s suggestion that Industry Guide 5 and the Release apply to the offering, in the Registrants’ view the line item requirements of Form S-1 already require all appropriate disclosures that would otherwise be responsive to those items in Industry Guide 5 and the Release that would be applicable to the Trust, and the Registration Statement already contains such disclosures. For example, among other things, the Registration Statement contains fulsome risk factors, as well as descriptions of the trust agreement, trust units, net profits interests, distributions to unitholders, the trustee’s fiduciary duties, unitholders’ voting rights, and material U.S. federal income tax considerations. In other words, to the extent applicable and material, the Registrants believe the Registration Statement already includes the disclosures contemplated by Industry Guide 5 and the Release.

Prospectus Summary, page 1

7.	In the third paragraph of the introductory section, you mention “certain payout milestones.” Either describe the milestones or provide a cross-reference to where they are disclosed.

Response: PCEC is currently in negotiations with BreitBurn Energy Partners L.P. regarding an early reversion to PCEC of working interests in PCEC’s East Coyote and Sawtelle properties. If these negotiations result in an early reversion, which the Registrants expect, then no explanation of the circumstances resulting in the reversion would be necessary. If PCEC is unsuccessful in negotiating an early reversion, then the Registrants will describe the payout milestones in a subsequent amendment to the Registration Statement.

Key Investment Considerations, page 4

8.	We note your statement in the third bullet that “[t]he fields within the Underlying Properties were estimated to hold approximately 1.6 billion Bbls of original oil in place.” Provide us with the source (report, article, etc.) of that statement. In that regard, we remind you of the Instruction to Item 1202 of Regulation S-K which indicates that estimates of oil or gas resources other than reserves shall not be disclosed in any document.

Response: The Registrants acknowledge the Staff’s reference to Item 1202 of Regulation S-K and respectfully submit that original oil in place is merely an indication of the size of a hydrocarbon reservoir and is not an indication of reserves or the quantity of oil that is likely to be produced. The Registrants have revised page 20 to include a risk factor addressing this distinction and the source of this information and have provided a cross-reference to the risk factor in places where original oil in place is discussed.

Risk Factors, page 6

9.	In the second bullet on page 7, provide a cross-reference to more detailed disclosure of the “certain circumstances.”

Response: The Registrants have revised page 7 to expand the risk factor heading to describe the circumstances under which the trustee must sell the Net Profits Interests and dissolve the Trust.

Summary Historical, Unaudited and Pro Forma Financial, Operating and Reserve Data of PCEC, page 8

10.	We note that your “unaudited” label in the second chart on page 9 and the chart on page 53 appears to be misplaced. Please revise for clarity.

Response: The Registrants have revised pages 9 and 55 in response to the Staff’s comment.

11.	Wherever practicable in your charts, please separate predecessor and successor financial periods; audited and unaudited financial periods; and pro forma and historical financial information with heavy black vertical lines. This would be useful on pages 9, 33, and 53.

Response: The Registrants have revised the presentation of charts throughout Amendment No. 1, including pages 9 and 35, in response to the Staff’s comment.

Summary Projected Cash Distributions, page 11

12.	Revise the table on page 12 to clarify whether the “assumed realized sales prices” reflect the impact of hedging. If not modify the table to also reflect such a price.

Response: The Registrants advise the Staff that the assumed realized sales prices set forth in the table on page 12 of the initial Registration Statement do not reflect the effects of hedging. The Registrants have not yet determined the hedging strategy to be implemented for the Trust, though the Registrants have determined that, prior to the completion of the offering, PCEC will enter into an arrangement with the Trust to provide it with certain financial protections against the effects of falling commodity prices. Once the hedging arrangements are determined, the Registrants will include appropriate disclosure in a subsequent amendment to the Registration Statement.

Risk Factors, page 16

The trust is management by a trustee who cannot be replaced . . ., page 24

13.	Please revise to clarify whether you intend to hold annual meetings of trust unitholders. In that regard, we note your disclosure that there is no requirement for you to do so.

Response: The Registrants have revised pages 25 and 78 in response to the Staff’s comment.

Beneficial Ownership of PCEC, page 37

14.	Indicate the beneficial owners of Metalmark BreitBurn Holdings, LLC, Greenhill Capital Partners, LLC and Wells Fargo Central Capital Pacific Holdings, Inc. These appear to be the ultimate beneficial owners of the shares in the Trust held by PCEC.

Response: The Registrants have revised pages 39 and 40 in response to the Staff’s comment.

Projected Cash Distributions, page 41

15.	We note your disclosure that the projected financial information was based on the hypothetical assumption that prices for oil (WTI) and natural gas (Henry Hub) remain constant at $103.00 per Bbl of oil and $3.50 per MMBtu of natural gas during the twelve months ending March 31, 2013. Please revise your filing to describe in necessary detail your basis for using such prices.

Response: The Registrants have revised page 43 to indicate that the assumed prices were based on WTI and Henry Hub futures strip pricing for the months of April 2012 through March 2013. The Registrants intend to update these prices in a future amendment to the Registration Statement.

16.	We note that you have provided projected information for the twelve months ending May 31, 2012. As you intend to make monthly distributions, demonstrate your ability to make payments on a monthly basis. For example, you could expand the table on page 43 to show the distributions by month. In addition, please provide information regarding operating and development costs on a per Boe basis.

Response: The Registrants have revised pages 14 and 45 to provide information regarding operating and development costs on a per Boe basis. For a list of factors that could affect, and assumptions used in determining, the projected financial information, please read pages 46 and 47. The Registrants are comfortable estimating the level of revenues, production and expenses for the twelve month period but are not able to determine the level of these items on a monthly basis with sufficient precision to warrant disclosure on a monthly basis. However, the Registrants are comfortable with their ability to make distributions on a monthly basis due to the operating and financial characteristics of the Underlying Properties. The Underlying Properties are expected to generate relatively consistent monthly sales volumes and operating expenses, net to the Trust, during each of the twelve months ending March 31, 2013 (i.e., estimated variation is less than 15%). Operating expenses, net to the Trust, demonstrate a similar pattern of consistency. Furthermore, in no month during the projection period do the Registrants expect development expenses, net to the Trust, to exceed revenues less operating expenses, net to the Trust. Therefore, the Registrants project a distribution in each of the months during the forecast period.

Despite the fairly consistent nature of the Underlying Properties’ production and operating expense profiles, certain other factors, such as the exact timing of other expenses, including development expenses, do not lend themselves to precise forecasting over short periods of time. As such, while the Registrants are comfortable with the Trust’s ability to make monthly distributions, the exact amount of each distribution is difficult to forecast with meaningful precision and monthly forecasts would imply a potentially misleading level of precision for a given month.

17.	We note that the amount presented as total sales from developed properties for the twelve months ending May 31, 2012 (i.e., 1,283.5 MBoe) exceeds the total sales volume for the fiscal year ended December 31, 2010 and the prorated sales volume for the nine month period ended September 30, 2011. We note further that you have attributed this increase to development drilling. Please provide additional explanatory disclosure supporting this expected increase in sales volume. Your revised disclosure should address the compounded annual estimated decline rate of 3.5% for the period from 2012-2016 for proved developed reserves as disclosed on page 3 of your filing.

Response: The Registrants have provided disclosure explaining the increased sales for the twelve months ending May 31, 2013 as compared to the prior periods and the estimated decline rate of 3.5%. Please see page 46 in response to the Staff’s comment.

18.	Please provide disclosure describing any factors that resulted in material differences between cash distribution per unit for the twelve months ending May 31, 2012 compared to the most recent pro forma information presented in your filing.

Response: The Registrants have provided disclosure describing factors that resulted in material differences between cash distributions per unit for the twelve months ending May 31, 2013 compared to the most recent pro forma information presented in the Registration Statement. Please see pages 46 and 47.

19.	In the second paragraph on page 41, you reference direct operating expenses and administrative expenses. Please advise whether such expenses include compensation to the General Partner, its officers or directors, in addition to the monthly payment to be made under the Operating and Services Agreement.

Response: The Registrants advise the Staff that the direct operating expenses and administrative expenses referenced on page 43 do not include compensation to PCEC’s general partner, its officers or directors in addition to the monthly payment to be made under the Operating and Services Agreement. The Trust has no general partner and will not be actively managed.

Significant Assumptions Used to Prepare the Projected Cash Distributions, page 44

20.	In the second paragraph, you reference “the reserve report.” It is not clear if this is report filed as Exhibit 99.1. Please advise. If it is not, provide the report to us supplementally as part of the materials requested elsewhere in this letter.

Response: The Registrants advise the Staff that the reference to the reserve report on page 44 of the initial Registration Statement is to the summary reserve reports filed as Annexes A, B and C to the Registration Statement and we have clarified this in the disclosure on page 46.

Sensitivity of Projected Cash Distributions to Oil Production and Prices, page 46

21.	We note your disclosures with respect to the sensitivity of projected cash distributions per trust unit to changes in NYMEX futures pricing, which at present contains blank spaces to be filled in. With a view towards disclosure, when the number of trust units is known please tell us the threshold prices at which the trust would be unable to make the monthly cash distribution.

Response: The Registrants acknowledge the Staff’s comment and, when the number of trust units is known, the Registrants will include in the Registration Statement the threshold prices at which the Trust would be unable to make the monthly cash distribution. Please see page 48.

The Underlying Properties, page 48

22.	Please furnish to us the petroleum engineering reports you used as the basis for your proved reserve disclosures, including the following:

a) One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d) Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Please direct these engineering items to:

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M. Winfrey

Response: The Registrants have furnished Mr. Winfrey information responsive to the Staff’s comment.

Marketing and Post-Production Services, page 58

23.	Clarify how the sales to ConocoPhillips are conducted – contract, purchase agreements, etc. If there is a long-term contract or agreement underlying those sales, file that document as an exhibit to the registration. If there is no such document, expand the risk factor disclosure on page 22 to so indicate.

Response: The Registrants have revised pages 23, 60 and PCEC F-12 in response to the Staff’s comment. The Registrants will file the ConocoPhillips contracts as soon as practicable, subject to an appropriate request for confidential treatment of certain provisions thereof. All sales made to ConocoPhillips are sold under these contracts.

United States Federal Income Tax Considerations, page 80

24.	You indicate in the opening sentence that the disclosure in this section “unless otherwise noted, in the following discussion, is the opinion of Latham & Watkins LLP.” However, in the sixth paragraph on page 81, you indicate the “remainder of the discussion below is based on Latham & Watkins LLP’s opinion.” It appears that you are attempting to use both a long and short form opinion. Please clarify. We note that you have not yet filed Exhibit 8.1.

Response: The Registrants acknowledge the Staff’s comment, and in response, the Registrants have filed Exhibit 8.1.

Tax Classification of the Net Profits Interests, page 82

25.

You disclose that PCEC and the trust intend to treat the portion of the purchase price of the trust units attributable to the right to receive a distribution based on the profits from and after April 1, 2012 attributable to production from the Underlying Properties for the period commencing April 1, 2012, and ending on the closing date of this offering as a tax-free return of capital when such distribution is received. You further disclose that the tax treatment of such a distribution is subject to uncertainty because there are no authorities that directly address the treatment of such a payment and, as a result, Latham & Watkins LLP is unable to opine on the tax treatment of such amounts. Please have Latham & Watkins discuss the possible alternatives and risks to investors from this uncertainty.

Response: The Registrants have revised page 85 in response to the Staff’s comment.

Pacific Coast Oil Trust Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements

Note 4. Income from Net Profits Interest, page F-10

26.	Please add a footnote to explain how the pro forma excess of revenues over direct operating expenses of the Underlying Properties is calculated (i.e., $50,249 for the nine months ended September 30, 2011 and $42,638 for the year ended December 31, 2010). Please note that we may have additional comments with respect to your pro forma financial statements after the per-unit sales price has been determined.

Response: The Registrants have revised page F-10 in response to the Staff’s comment.

Note 5. Pro Forma Adjustments, page F-10

27.	We note that you have included a pro forma adjustment for estimated general and administrative expenses. Please note that pro forma adjustments should be limited to items that are 1) directly attributable to each specific transaction, 2) factually supportable, and 3) expected to have a continuing impact. Please tell us how this adjustment meets these criteria or remove it from your pro forma statement of distributable income. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: The Registrants acknowledge the Staff’s comment. The Registrants believe that estimated trust general and administrative expenses are 1) directly attributable to the conveyances of the Net Profits Interests in the Underlying Properties by PCEC to the Trust and the offering of the trust units, 2) factually supportable by reference to the trust agreement and the expenses generally incurred by publicly traded entities, and 3) expected to have a continuing impact on the Trust as the Trust will be responsible for paying for such general and administrative expenses on an annual basis.

The Trust was formed by PCEC to own the Net Profits Interests in the Underlying Properties. As a direct result of the conveyance of the Net Profits Interests in the Underlying Properties by PCEC to the Trust and the offering of the trust units, the Trust will be responsible for paying expenses incurred as a result of being a publicly traded entity, including costs associated with annual, quarterly and monthly reports to trust unitholders, tax return and Form 1099 preparation and distribution, NYSE listing fees, independent auditor fees and registrar and transfer agent fees. Pursuant to the terms of the Trust Agreement, the trust will also be responsible for paying the annual administrative fees of the trustee and the Delaware Trustee, which fees are included in the Trust’s estimated general and administrative expenses. While the Trust’s general and administrative expenses may, in future years, be greater or less than the $850,000 estimated for the twelve months ending March 31, 2013, the Trust will nonetheless continue to incur such general and administrative expenses on an annual basis.

As a result of the foregoing, the Registrants believe that a pro forma adjustment for estimated general and administrative expenses is appropriate in the Trust’s Unaudited Pro Forma Statement of Distributable Income.

Financial Statements of Pacific Coast Energy Company LP

Notes to Consolidated Financial Statements

Supplemental Information, page PCEC F-31

Costs Incurred, page PCEC F-31

28.	We note that you have presented disclosure showing asset retirement costs incurred. Please revise to disclose whether these costs are deemed to be property acquisition, exploration, or development costs. Refer to FASB ASC 932-235-50-18.

Response: The Registrants have revised page PCEC F-31 in response to the Staff’s comment.

Supplemental Reserve Information, page PCEC F-32

29.	We note that you recorded adjustments for revisions of previous estimates totaling 7,596 MBoe during the fiscal year ended December 31, 2010 and 7,251 MBoe during the fiscal year ended December 31, 2009. Please expand your disclosure per page PCEC F-34 to provide additional disclosure explaining the causal factors underlying these changes. Refer to FASB ASC 932-235-50-5.

Response: We acknowledge the Staff’s comment and have provided disclosure similar to that found on page PCEC F-34 of the initial Registration Statement. Such disclosure provides that the crude oil prices used to estimate proved reserves increased from $44.60 per barrel in 2008 to $61.18 per barrel and $79.40 per barrel in 2009 and 2010, respectively. The primary causal factor in the revisions noted in the Staff’s comment is attributable to this increase in prices. We did not have any other changes in the net quantities of proved reserves to disclose as prescribed by FASB ASC 932-235-50-5.

Pacific Coast Energy Company LP Unaudited Pro Forma Financial Statements, page F-6

Notes to Unaudited Pro Forma Financial Statements

Note 2. Pro Forma Adjustments, page PCEC F-40

30.	We note that pro forma adjustment (c) relates to the gain on the sale of units in Pacific Coast Oil Trust. Please tell us whether you intend to defer a portion of the gain or if the full amount will be recognized when the unit offering is complete. With your response, please refer to the relevant authoritative accounting literature.

Response: The Registrants advise the Staff that PCEC intends to recognize the full amount of the gain when the offering is complete. In reaching this conclusion, the Registrants reviewed Rule 4-10 of Regulation S-X and FASB ASC 932-360-40 and ASC 932-360-55 on mineral property conveyances.

Specifically, the Registrants reviewed the prohibition on recognition of gains on conveyances outlined in FASB ASC-360-40-8 in cases where (i) part of the interest is sold, and substantial uncertainty exists about recovery of the cost applicable to the retained interest and (ii) the seller has a substantial obligation for future performance, such as an obligation to drill a well or to operate the property without proportional reimbursement for that portion of the drilling or operating costs applicable to the interest sold. The Registrants noted that gain should be recognized on other types of conveyances unless GAAP would prohibit such recognition.

In the case of sale of units of the Trust, the unitholders do not get distributions if costs exceed revenues. While unitholders are not responsible for funding any excess costs, excess costs will be repaid from future distributions. There is no substantial uncertainty about recovery of the costs applicable to retained interests. PCEC has no obligation to pursue future development as all future development is at its discretion. Any future development expenses will be reimbursed on a proportionate basis with net profits interest conveyed. Given the factors outlined above, the Registrants believe recognition of the gain upon completion of the unit offering is appropriate.

31.	We note that pro forma adjustment (d) appears to represent the calculated net profits interest as a reduction to sales revenue. Please tell us why you concluded that this presentation is more appropriate than adjusting each affected line item (i.e., sales revenue, operating costs, etc) for the pro forma amounts attributable to Pacific Coast Oil Trust on a gross basis.

Response: The Registrants reviewed FASB ASC 932-235-50-24 which indicates that net profits disbursements should be excluded from gross revenues. The Registrants believe that the substance of the conveyances of net profits interests is a transfer of economic interest to the Trust rather than a working interest, and as such presentation of net profits payments as reduction of sales is appropriate.

Please direct any questions or comments regarding the foregoing or with respect to the Registration Statement to the undersigned at (213) 225-5900.

Very truly yours,

/s/ Gregory C. Brown
Gregory C. Brown
Executive Vice President and General Counsel of PCEC (GP) LLC, the general partner of PCEC

cc:	Randall H. Breitenbach, Co-Chief Executive Officer
Halbert S. Washburn, Co-Chief Executive Officer
James G. Jackson, Executive Vice President and

Chief Financial Officer

Sean T. Wheeler, Latham & Watkins LLP
Gerald M. Spedale, Baker Botts L.L.P.
Thomas Adkins, Bracewell & Giuliani LLP
Heather Horn, PricewaterhouseCoopers LLP